Exhibit 99.2

ICLICK INTERACTIVE ASIA GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON SEPTEMBER 30, 2024

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) will be held on September 30, 2024 at 9:00 a.m. (Hong Kong time), or on September 29, 2024 at 9:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, for the following purposes:

1.	As a special resolution, to approve the disposal of the Company’s demand side marketing solutions business in mainland China;

2.	As an ordinary resolution, to approve and ratify the disposal of the Company’s enterprise solutions business in mainland China;

3.	As an ordinary resolution, to approve and ratify the appointment of Mr. Winson Ip Wing Wai as an independent director of the Company; and

4.	To act upon such other matters as may properly come before the AGM or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on September 11, 2024 (New York time) as the record date (the “Record Date”). Only holders of the Company’s ordinary shares, whether or not represented by the Company’s American Depositary Shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof. Beneficial owners of the ADSs are welcome to attend the AGM.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Hong Kong office at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, by email to ir@i-click.com as soon as possible and in any event no later than 9:00 a.m. September 28, 2024 (Hong Kong time), or 9:00 p.m., September 27, 2024 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMORGAN CHASE BANK, N.A., (the “Depositary”) will forward to you the information of our AGM and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct JPMorgan Chase Bank, N.A., Hong Kong Branch, (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the deposited securities represented by the ADSs evidenced by such holder’s receipts as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it does not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (a) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit and (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands law. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

Our board of directors appreciates your continuing support and urges you to support the above resolutions.

The Company’s 2023 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2023 are available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jian Tang

Jian Tang
Chairman
Date: September 11, 2024